Exhibit 99

[Midwest Grain Products Logo and Address]

News Release

FOR IMMEDIATE RELEASE:     MIDWEST GRAIN REPORTS THIRD
                                 QUARTER RESULTS


   ATCHISON, Kan., May 8, 2001--Midwest Grain Products, Inc. (MWGP/NASDAQ) reported today that while abnormally high energy costs had a negative impact on the company's earnings for the third quarter of fiscal 2001, conditions currently are much improved.

   As anticipated in a previous report, skyrocketing natural gas prices caused energy costs to soar in the quarter, which ended March 31. "However, although still higher than they were a year ago, those costs are down from their peak winter levels, helping pave the way for profitability in the fourth quarter," said Ladd Seaberg, president and chief executive officer. "Furthermore," he said, "we are taking measures through our risk management program to better protect against possibilities for future severe hikes in natural gas prices."

   The company's third quarter results showed a net loss of $218,000, or 3 cents per share, on sales of $55,434,000. That compares to net income of $1,607,000, or 18 cents per share, on sales of $57,656,000 for the same period the prior year. For the first nine months of fiscal 2001, the company had net income of $1,111,000, or 13 cents per share, on sales of $172,220,000, compared to net income of $3,921,000, or 42 cents per share, on sales of $172,593,000 for the first nine months of fiscal 2000.

   Decreased sales of the company's vital wheat gluten, the protein portion of flour that is used heavily in many types of breads, was another factor that contributed to the third quarter downturn, according to Seaberg. "We reduced gluten production due to increased pricing pressures from subsidized European Union (E.U.) producers," Seaberg said. "Because we are not experiencing any improvement in this situation at present, we are maintaining a reduced but steady production level," he added. Seaberg also emphasized that without the existing quota on imports of wheat gluten, conditions in the U.S. market would have deteriorated even more significantly due to much greater shipments of artificially low priced gluten from the E.U.

   The three-year-long quota, which went into effect on June 1, 1998, expires at the end of this month. However, a two-year extension of the quota has been unanimously recommended by the U.S. International Trade Commission. The recommendation followed a request by the Wheat Gluten Industry Council of the U.S. and is based on grounds that through circumvention and transshipments, E.U. producers effectively prevented the domestic industry from receiving the full extent of relief that the current quota intended. Action on the recommendation now rests with the President, who has until May 31 to issue a decision.

   "Granting extended relief would not only be justified, but would demonstrate that this White House administration is a steadfast proponent of fair trade as well as free trade, is supportive of small domestic industries such as ours, and is genuinely interested in the economic well-being of rural America," Seaberg said. "On the other hand, to deny the extension would be to deny U.S. businesses the rights and means to correct trade inequities wrought by highly subsidized and highly protected foreign competition," he added.

   "The U.S. wheat gluten industry supports the idea of free trade for wheat gluten and its co-product wheat starch," Seaberg said. "If the E.U. would open its markets for these products, the quota could be dropped. However, as it now stands, a complex subsidy scheme allows E.U. producers to send excess supplies of low priced product into the U.S. at will, while using extraordinarily high tariff barriers to prevent outside competition from entering their markets."

   Seaberg explained that in pursuing the quota extension, the company "simply is seeking time that was originally allotted to grow our sales of value-added wheat proteins as well as wheat starch products to increasingly substantial levels, and thereby offset the impact of the E.U.'s lopsided and government provided competitive advantages in the traditional gluten market."

   Third quarter sales of specialty wheat proteins, which range from dough system enhancers, to personal care ingredients and bio-polymers, maintained steady momentum and are showing strong signs of more accelerated growth in the current quarter. Sales of wheat starch fell some from the same time a year ago, but presently are strengthening as the result of increased demand. "We have made much progress in both of these categories," Seaberg said. "Furthermore, the very solid and aggressive marketing plans that we have in place should enable us to continue to realize steady growth of these exciting products."

   Midwest Grain's acquisition of an extrusion plant in Kansas City, Kan., this past February boosts the company's plans for increased production and marketing of its Wheatex products, a line of specialty textured wheat proteins that enhance the flavor and texture of vegetarian and extended meat products. The company has also dedicated a portion of the facility, which is operated as a subsidiary called Kansas City Ingredient Technologies, to the production of its wheat-based polymers.

   As previously announced, the purchase of the Kansas City operation has allowed the company to forego earlier plans to construct a Wheatex plant, a project that would not have been completed until January or February of 2002. The 80,000 square foot facility also offers additional opportunities for the future production of Midwest Grain's specialty wheat protein and wheat starch products, according to Seaberg.

   Strengthened demand for the company's alcohol products pushed up third quarter sales in that area compared to a year ago. "To keep Midwest Grain at the technological forefront in the alcohol distillation industry, our Board of Directors has just approved a $2.1 million distillery improvement project at our Atchison plant," Seaberg announced. "The funds," he said, "will be used to install equipment that should enhance both our food grade and fuel grade alcohol production capabilities." The project is expected to be completed by early in the third quarter of fiscal 2002.


   This news release contains forward-looking statements as well as historical information. Forward-looking statements are identified by or are associated with such words as "intend," "believe," "estimate," "expect," "anticipate,"
"hopeful," "should," "may" and similar expressions. They reflect management's current beliefs and estimates of future economic circumstances, industry conditions, company performance and financial results and are not guarantees of future performance. The forward-looking statements are based on many assumptions and factors, including those relating to grain prices, gasoline prices, energy costs, product pricing, competitive environment and related marketing conditions, operating efficiencies, access to capital and actions of governments or government officials. Any changes in the assumptions or factors could produce materially different results than those predicted and could impact stock values.

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